HealtheMed, Inc.
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-16,466.73
Adjustments to reconcile Net Income to net cash provided by operations:	
Loans from Stockholders	90.00
Net cash provided by Operating Activities	-16,376.73
FINANCING ACTIVITIES	
Capital Stock	30,032.80
Net cash provided by Financing Activities	30,032.80
Net cash increase for period	13,656.07
Cash at end of period	**13,656.07**